SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 27 August 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 27 August 2026
           re: Board Change

27 August 2026

LLOYDS BANKING GROUP: BOARD CHANGE

Lloyds Banking Group plc is pleased to announce the appointment of Kelly Bennett as an independent Non-Executive Director with effect from 1 September 2026.

BIOGRAPHICAL DETAILS

Kelly has extensive consumer engagement and digital platform experience. He has a track record of advising technology companies and possesses a deep understanding of customer data and analytics and technology's role in engaging consumers.

Kelly was Chief Marketing Officer of Netflix from 2012 until 2019. Before that role, he held a number of senior positions at Warner Bros. Entertainment, including Vice President, Interactive, World Wide Marketing and Director, New Media and Interactive Marketing for Europe, the Middle East and Africa. Kelly has also undertaken advisory roles to the Microsoft Xbox CEO and leadership teams, and the founders of Nubank.

Kelly is currently the Chair of the Supervisory Board of Zalando SE, which is listed on the Frankfurt Stock Exchange. He is also a venture advisor to TCMI, Inc., which trades as Technology Crossover Ventures, and an advisor to the CEO of Neko Health.

There is no other information to be disclosed under UK Listing Rule 6.4.8R.

- END -

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 27 August 2026